UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For September 25, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated September 25, 2003 -  Director Shareholding


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

BUNZL PLC


2. Name of director

ANTHONY JOHN HABGOOD


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ANTHONY JOHN HABGOOD


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE OF SHARES FOLLOWING EXERCISE OF AWARDS UNDER THE BUNZL PLC LONG TERM INCENTIVE PLAN AND
ACQUISITION OF SHARES FOLLOWING EXERCISE OF OPTIONS UNDER THE (NO. 2) EXECUTIVE SHARE OPTION SCHEME


7. Number of shares / amount of stock acquired

360,357


8. Percentage of issued class

0.08%


9. Number of shares/amount of stock disposed

280,887


10. Percentage of issued class

0.06%


11. Class of security

ORDINARY SHARES OF 25P EACH


12. Price per share

280,887 SHARES ACQUIRED AT NIL COST, SOLD AT 470.8049P PER SHARE
47,490 SHARES ACQUIRED AT 151P
31,980 SHARES ACQUIRED AT 129P


13. Date of transaction

EXERCISE OF AWARDS & SALE OF 280,887 SHARES - 24 SEPTEMBER 2003
EXERCISE OF 79,570 OPTIONS - 25 SEPTEMBER 2003


14. Date company informed

24 & 25 SEPTEMBER 2003


15. Total holding following this notification

333,100 (298,200 BENEFICIAL, 34,900 NON-BENEFICIAL)


16. Total percentage holding of issued class following this notification

0.07%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information




24. Name of contact and telephone number for queries

MRS C MEYER 020-7494-4950


25. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY


Date of Notification

25 SEPTEMBER 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


END





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  September 25, 2003                     By:__/s/ Anthony Habgood__

                                              Title:   Chairman